Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143

Sandra Scott Director, Investor Relations

Inco's Q2/06 results conference call and webcast

News release www.inco.com Investor Relations 416-361-7670

Conference Call/Webcast Scott Hand - Chairman & Chief Executive Officer Bob Davies - Executive Vice-President & Chief Financial Officer Mark Cutifani - President North America & Europe Peter Goudie - Executive Vice-President, Marketing Ron Aelick - President Asia-Pacific

Housekeeping items Members of public and news media on webcast on a live, listen only basis

Cautionary Statement Regarding Forward-Looking Statements This presentation contains forward-looking statements regarding Inco, including Inco's offer to purchase all of the common shares of Falconbridge Limited, Inco's proposed plan of arrangement with Phelps Dodge, including statements regarding the anticipated timing of achievement of milestones in the regulatory clearance process, the consideration payable pursuant to Inco's increased offer for Falconbridge and the proposed plan of arrangement involving Inco and Phelps Dodge, anticipated financial or operating performance, and strategies, objectives, goals and targets of the combined company, and forward-looking statements regarding Inco alone, including anticipated financial or operating performance, the Inco's costs on a stand-alone basis, its position as a low-cost producer of nickel, production levels for nickel, copper and platinum-group metals for its third quarter and full year 2006 for Inco as a whole and at its Indonesian, Voisey's Bay and other Canadian operations, nickel market conditions and nickel demand and supply in China and other geographical end-use markets, including for nickel-containing stainless steels, premiums realized on its metals prices, nickel unit cash cost of sales after by-product credits, third party toll smelting and refining arrangements, production costs on its own mine production, nickel inventories, its financial results, including adjusted net earnings per share on a diluted basis, cash flow from operations, cash generation, the effect on and sensitivity of financial results to changes in nickel and other metal prices, exchange rates, energy and other costs and its common share price, cost reduction and related savings objectives, construction, commissioning, initial start-up, and other schedules, capital costs and other aspects of its Goro project, arrangements covering copper production and sales, capital expenditures at the Company's growth projects, overall capital expenditures, contributions from shareholders and government programs and other external sources of funds, and governmental clearances or approvals required, for its growth projects, tax payments, planned maintenance and other shutdowns and subsequent start-ups at certain operations, new collective labour agreements, including the risk of a disruption or work stoppage, and other issues and aspects relating to its business and operations. Inherent in those statements are known and unknown risks, uncertainties, assumptions and other factors well beyond Inco's ability to control or predict. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, the risks that Inco will not be able to obtain the required approvals or clearances from regulatory agencies and bodies on a timely basis, or divestitures or other remedies required by regulatory agencies may not be acceptable or may not be completed in a timely manner, the risk that Inco's offer for Falconbridge will be unsuccessful for any reason, Inco may not meet the other remaining conditions of its offer, Inco may not realize the anticipated annualized benefits and operational and other synergies and cost savings from the acquisition or related divestitures, restructurings, integration and other initiatives associated with the planned combination of Inco and Falconbridge and Inco may realize unanticipated costs and/or delays or difficulties relating to such integration, the risk that the proposed Inco-Phelps Dodge arrangement transaction will be unsuccessful for any reason, and such other risks relating to Inco as business and economic conditions in the principal markets for Inco's products, the supply, demand and prices for metals to be produced, purchased nickel intermediates and nickel-containing stainless steel scrap and other substitutes and competing products for the primary metals and other products Inco produces, developments concerning labour relations, the Company's deliveries, production levels, production and other anticipated and unanticipated costs and expenses, metals prices, premiums realized over LME cash and other benchmark prices, tax benefits and charges, changes in tax legislation, hedging activities, the Canadian-U.S. dollar and other exchange rates, changes in Inco's common share price, the capital costs, scope, schedule, required permitting, potential disruptions and other key aspects of the Goro project, the timing of receipt of all necessary permits and governmental, regulatory and other clearances or approvals, and engineering and construction timetables, for the Goro project, the necessary shareholder and government program sources of financing for the Goro and other projects, political unrest or instability in countries or territories such as Indonesia and New Caledonia, risks involved in mining, processing and exploration activities, research and development activities, the accuracy of our estimated mineral/ore reserves and/or mineral resources, resolution of environmental and other proceedings and the impact of various environmental regulations and initiatives, market competition, the ability to continue to pay quarterly cash dividends in such amounts as Inco's Board of Directors may determine in light of other uses for such funds and other factors, and other risk factors listed from time to time in the Inco's, Falconbridge's and Phelps Dodge's reports filed with the U.S. Securities and Exchange Commission. Accordingly, readers should not place undue reliance on any forward-looking statements. The forward-looking statements included in this release represent Inco's views as of the date of this presentation. While Inco anticipates that subsequent events and developments may cause its views to change, it specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing its views as of any date subsequent to the date of this presentation. Forward-looking statements are based on a number of assumptions which may prove to be incorrect. Such assumptions include, but are not limited to, the timing, steps to be taken and completion of Inco's offer to acquire all of the common shares of Falconbridge, including the financing required for the offer, the timing, steps to be taken and completion of the proposed Inco-Phelps Dodge arrangement transaction, estimates on the U.S. dollar-Canadian dollar exchange rate for 2006, global industrial production and in key geographic markets, interest rates, global nickel and other metals demand and supply and in key geographical markets, and growth in the key end-use markets for the metals produced by Inco, that Inco would not have any labour, equipment or other disruptions at any of our operations of any significance in 2006 other than any planned maintenance or similar shutdowns and that any third parties which we are relying on to supply purchased intermediates or provide toll smelting or other processing do not experience any unplanned disruptions. Forward-looking statements for time periods subsequent to 2006 involve longer term assumptions and estimates than forward-looking statements for 2006 and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking statements.

Important Legal Information This communication may be deemed to be solicitation material in respect of Inco's proposed combination with Falconbridge. Inco filed with the U.S. Securities and Exchange Commission (the "SEC"), on October 24, 2005 and July 14, 2006, registration statements on Form F- 8, which include Inco's offer and take-over bid circular, and has filed amendments thereto, which include notices of extension and variation, and will file further amendments thereto as required, in connection with the proposed combination with Falconbridge. The offer and take-over bid circular and the notices of variation and extension have been sent to shareholders of Falconbridge Limited. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco's offer and has filed, and will file (if required), amendments thereto and other documents regarding the proposed combination, in each case with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE SEC ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION REGARDING TECK COMINCO'S PROPOSED COMBINATION WITH INCO. This communication is not a solicitation of a proxy from any security holder of Inco or Phelps Dodge in respect of Inco's proposed combination with Phelps Dodge. Inco intends to file a Management Information Circular regarding the proposed combination with the securities commissions or equivalent regulatory authorities in Canada and to provide the Management Information Circular to Inco shareholders and Phelps Dodge has filed a preliminary Proxy Statement on Schedule 14A regarding the proposed combination with the SEC. WE URGE INVESTORS TO CAREFULLY READ THE MANAGEMENT INFORMATION CIRCULAR, AND ANY AMENDMENTS INCO MAY FILE THERETO, WHEN IT BECOMES AVAILABLE BECAUSE IT, AND ANY SUCH AMENDMENTS, IF ANY, WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND THE PROPOSED COMBINATION. WE URGE INVESTORS TO CAREFULLY READ THE PROXY STATEMENT, AND ANY AMENDMENTS PHELPS DODGE MAY FILE THERETO, BECAUSE IT AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND INCO'S PROPOSED COMBINATION WITH PHELPS DODGE. Inco, Phelps Dodge and their executive officers and directors may be deemed to be participants in the solicitation of proxies from Inco and Phelps Dodge security holders in favor of Inco's proposed combination with Phelps Dodge. Information regarding the security ownership and other interests of Inco's and Phelps Dodge's executive officers and directors will be included in the Management Information Circular and Proxy Statement, respectively. Investors and security holders may obtain copies of the offer and take-over bid circular, the notices of variation and extension, the registration statements, the Solicitation/Recommendation Statement and Inco's, Falconbridge's and Phelps Dodge's other public filings made from time to time by Inco, Falconbridge and Phelps Dodge with the Canadian Securities Regulators, at www.sedar.com, and with the SEC at the SEC's web site, www.sec.gov, free of charge. The proxy statement may also be obtained free of charge at www.sec.gov and the Management Information Circular (when it becomes available) may also be obtained free of charge at www.sedar.com. In addition, the offer and take-over circular and the other disclosure documents may be obtained free of charge by contacting Inco's media or investor relations departments.

In accordance with applicable Canadian securities regulatory requirements, including National Instrument 43-101 "Standards of Disclosure for Mining Projects", Mr. S. Nicholas Sheard, Vice-President of Exploration, Dr. Olivier Tavchandjian, Principal Geologist, Mineral Reserves and Mineral Resources, and Dr. Lawrence B. Cochrane, Director of Mines Exploration, each as a qualified person within the meaning of such National Instrument, indirectly supervised the preparation of Inco's ore reserves and mineral resource estimates as of December 31, 2005 and each has, in accordance with the requirements of NI 43-101, conducted either directly by himself or indirectly through employees of Inco reporting directly or indirectly to him, a comprehensive review and confirmation of the application of the detailed procedures, systems and processes the Company has developed and implemented for the purpose of verifying such data. Each of Mr. Sheard, Dr. Tavchandjian and Dr. Cochrane, as well as the responsible persons described in the notes of the Inco's 2005 Annual Report to Inco Shareholders and in the notes Inco's Annual Report on Form 10-K for year ended December 31, 2005 also periodically check the adequacy of such procedures, systems and processes which are intended to provide sufficient verification of such data based upon recognized sampling, analytical testing, modelling and other procedures in the mining industry. Information relating to each of Falconbridge and Teck was derived from publicly available documents and filings by Falconbridge and Teck with applicable securities regulatory authorities, as well as certain other third party sources such as analyst reports. Inco does not assume any responsibility for the accuracy or completeness of such information. Cautionary note to U.S. and other investors - This document uses the terms ''measured'', ''indicated'' and ''inferred mineral resources''. We advise U.S. and other investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. and other investors are cautioned not to assume that any part or all of the measured, indicated or inferred mineral resources will ever be converted into ore reserves. ''Inferred mineral resources'' have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in special cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists or is economically or legally mineable. While the SEC permits registered U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce at the time of the reserve determination, it does permit Canadian companies such as Inco to disclose information about their mineral resources in their filings with the SEC in accordance with Canadian regulatory requirements. U.S. and other investors are urged to consider closely the disclosure in our Form 10-K for the year ended December 31, 2005, File No. 1-1143, which may be secured from us, or from the SEC's website at www.sec.gov/edgar.shtml.

We define adjusted net earnings and adjusted net earnings per share as a calculation of net earnings that excludes items that, because of the nature, timing or extent of such items, we believe do not reflect or relate to our ongoing operating performance. Accordingly, the items that are excluded from this calculation would include asset impairment charges and write-downs in the value of assets, non-cash currency translation adjustments relating principally to liabilities that are not expected to be discharged or settled for a number of years, certain tax losses where the related benefits are not normally taken, income or other tax benefits or charges relating to the impact of currency translation adjustments, adjustments for tax rulings and other decisions, interpretations and determinations covering transactions which occurred or related to prior periods and for revaluation of recorded future tax liabilities due to changes in laws or regulations affecting future tax rates, interest income associated with tax refunds, project suspension and similar costs, including related project currency hedging gains and losses, adjustments to minority interests reflecting changes thereto due to subsequent events, losses or gains on debt retirements, strike expenses, and other gains and losses that do not reflect our ongoing operating performance. The determination of which items to exclude when calculating adjusted net earnings involves the application of judgment by us. Calculation of adjusted diluted net earnings per share reflects our outstanding warrants and employee and director stock options, LYONS, Convertible Debentures due 2023 and 3 1/2% Subordinated Convertible Debentures due 2052. The amount of dilution caused by these items is dependent on our level of earnings and the price of our common shares". "The adjusted net earnings reported have not been calculated in accordance with Canadian GAAP, the accounting principles under which our consolidated financial statements are prepared, and there is no standard definition in such principles for such adjusted net earnings or loss. Accordingly, it is unlikely that comparisons can be made among different companies in terms of such adjusted results reported by them.

Dollar amounts in this presentation are expressed in United States currency unless otherwise stated

Scott M. Hand Chairman and Chief Executive Officer

Our highest quarterly net earnings on record Not a Canadian GAAP calculation: this number consists of net income tax benefits, currency translation adjustments, unrealized gains on currency derivative contracts, Goro disruption costs, take-over related costs and for 2005 asset impairment charge, net income tax charge and currency translation adjustments. For reconciliation of adjusted net earnings to Canadian GAAP net income see today's press release Q1 Q1/06 1.08 2005 0.9 2006 1.8 Adjusted diluted net EPS1 ($) 1.79 (e) = estimate Q2/06 Q1/06 Inco's Q2/06 EPS was 7% above current First Call consensus estimate of $1.68 and double Q1/06 EPS of $0.90 Q2/05 Q1 Q1/06 1.08 2005 0.9 2006 1.8 Adjusted net earnings1 ($ millions) 400 Q2/06 Q1/06 Q2/05 200 241

We believe that we are the only publicly traded mining company whose costs will fall this year in absolute terms, despite oil prices and currency levels 135-140 85 85 Q2/06 Objective (April 2006) 1. millions of pounds, except for PGMs which are thousands of ounces 2. includes 5-to-10 million pounds of tolled nickel in Q2/06 source: Inco management. Net of by-product credits including external feed processed at our Canadian operations; nickel unit cash cost of sales (after by-product credits) is a non-GAAP measurement. For further information see Inco's 2005 Annual Report on Form 10-K 3. dollars per pound; excludes material tolled through OMG 4. cents per pound Production1 Nickel2 Copper PGMs Nickel unit cash cost of sales, after by-product credits3 Total Inco-mine production Inco premium over (discount to) LME cash price4 2.50-2.55 2.30-2.35 140-145 85 85 1.90-1.95 1.70-1.75 Revised Q2/06 Objective (June 2006) (10) 140 77 84 Q2/06 Result 2.08 1.55 8

We expect to meet or beat our 2006 production, unit cash cost and premium guidance Production1 Nickel2 Copper PGMs Nickel unit cash cost of sales, after by-product credits3 Total Inco-mine production Inco premium over (discount to) LME cash price4 140-145 85 85 1.90-1.95 1.70-1.75 Revised Q2/06 Objective (June 2006) (10) 140 77 84 Q2/06 Result 2.08 1.55 8 2.00-2.05 575 340 400 1.70-1.75 Revised 2006 Objective (June 2006) 2006 Objective (April 2006) 2.35-2.40 565 340 400 2.15-2.20 1. millions of pounds, except for PGMs which are thousands of ounces 2. includes 5-to-10 million pounds of tolled nickel in Q2/06 source: Inco management. Net of by-product credits including external feed processed at our Canadian operations; nickel unit cash cost of sales (after by-product credits) is a non-GAAP measurement. For further information see Inco's 2005 Annual Report on Form 10-K 3. dollars per pound; excludes material tolled through OMG 4. cents per pound 5-10 0-5

Construction activity back to normal at Goro Early April - extensive vandalism and blockades of access roads Construction site shut down for three weeks Began gradual restart in late April Port and Conveyor

Cost and schedule impact of recent events still being accessed Other cost and schedule pressures: Increases in costs for fuel, construction materials and other input costs Minor scope changes to improve performance and reliability Regulatory compliance costs Delay in start-up into 2008 due to: April disruptions 5-month delay in start-up of major work at Goro site during 2005 while certain construction and permit-related issues were being resolved Prony Power Plant

We will announce a revised capital cost estimate and schedule for Goro in September or October when: Engineering is largely completed Major construction contracts awarded Construction performance data available Full analysis of costs related to April disruptions will be done Completing work on submission for new operating permit Capex of $2.15 billion will most likely increase and we will see a delay in start-up into 2008 Goro project should continue to provide an acceptable return based on Inco's medium and long-term commodity price assumptions Mining Area

Goro project will be a great and valuable asset for Inco long-term Progress on community front Great and long-term orebody Deliver low-cost nickel for years to come Secure position in fast- growing Asian markets Antenna Pass

We reached a collective agreement at the end of May 2006 covering 3,100 employees in Sudbury Fair to our employees while ensuring our business can be efficient and competitive Currently negotiating the first collective agreement with the Steelworkers covering employees at Voisey's Bay

Financial position remains good and we're generating strong cash flows

Transaction summary Fully-diluted basis Inco's revised friendly takeover offer for Falconbridge - we're ready, able and willing to complete the offer by July 27 Consideration assuming proration: Cdn$7.50 + Cdn$12.50 + Cdn$17.50 + Cdn$18.50 + 0.524 Inco share 0.524 Inco share 0.55676 Inco share 0.55676 Inco share Aggregate: Cash: Cdn$2.9 billion Cash: Cdn$4.8 billion Cash: Cdn$6.7 billion Cash: Cdn$7.1 billion Stock: 200.7 million shares Stock: 200.7 million shares Stock: 213.2 million shares Share: 213.2 million share Ownership(1): Inco 54%/ Inco 53%/ Inco 51%/ Inco 50%/ Falconbridge 46% Falconbridge 47% Falconbridge 49% Falconbridge 50% Offer expiry: June 30, 2006 June 30, 2006 July 13, 2006 July 27, 2006 Break fee: US$320 million US$450 million US$450 million US$450 million October 11, 2005 May 13, 2006 June 26, 2006 July 17, 2006

Key Deal Terms

	Phelps Dodge Offer for Inco	Inco Offer for Falconbridge
Offer Price[1]:	C$80.70 / share	C$63.43 / share + C$0.75/share special dividend[2]
Consideration Mix:	C$20.25 / share cash + 0.672 Phelps Dodge shares	C$18.50 / share cash + 0.55676 Inco shares
Aggregate Value:	C$16 billion cash + 299 million Phelps Dodge shares	C$7.1 billion cash + 213 million Inco shares
Premium [3]:	7.8%	4%
Breakup Fee:	Inco to Phelps Dodge • US$925 million (3%) if Inco is successful in acquiring Falconbridge • US$475 million (3%) if Inco standalone Phelps Dodge to Inco • US$500 million (3%)	Falconbridge to Inco • US$450 million
Key Conditions:	Phelps Dodge shareholder vote Inco shareholder vote Not conditioned on Inco/Falconbridge merger completion Regulatory approvals	Minimum tender of 50.01%
Expected Closing:	September 2006	July 2006

(1) Based on Phelps Dodge closing price of US$79.79 per share, Inco closing price of C$74.89 per share and Falconbridge closing price of C$61 as of July 14, 2006 and a Cdn/US$ exchange rate of 1.1274
(2) Issued by Falconbridge to existing shareholders
(3) Premium to July 14, 2006, closing price

INCO

Under our enhanced friendly three-way agreement, the implied "look-though" value of Inco's offer, plus the C$0.75 special dividend from Falconbridge is C$63.37, based on the July 18 closing share price for Phelps Dodge - a premium of 7.4% above the Xstrata offer

You want to be in metals China does not produce such as nickel and copper and stay away from metals China produces such as zinc and metallurgical coal China 2005 Self-sufficiency1 Supply Nickel 0.34 Copper 0.18 Zinc 0.88 Coal 1.01 1 Self-sufficiency defined as domestic mine production divided by domestic consumption demand for each metal Sources: Brook Hunt - The Long Term Outlook for Zinc (1st Quarter 2006), CRU Nickel Quarterly Industry and Market Outlook, April 2006, Brook Hunt - The Long Term Outlook for Copper (1st Quarter 2006)

Creating a Global Industry Leader Preeminent North American-based miner Industry leader in safe production Pro forma enterprise value of US$56 billion (1) Diversity of commodities, markets and geographies Leading global market positions #1 in nickel #2 in molybdenum #2 in copper #3 in cobalt Quality assets with long-lived reserves Global scale with superior growth pipeline Proven operating capabilities, project management and industry-leading technology Significant synergies of approximately $900 million per year, with a net present value of $5.8 billion using a 7% discount rate Combination of experienced and proven management teams Financial strength and capital access to invest in growth Clear potential for multiple expansion Significant Value Enhancement for All Shareholders (1) Pro forma enterprise value as of June 23, 2006

Bob Davies Executive Vice-President and Chief Financial Officer

Our highest quarterly net earnings on record Not a Canadian GAAP calculation: this number consists of net income tax benefits, currency translation adjustments, unrealized gains on currency derivative contracts, Goro disruption costs, take-over related costs and for 2005 asset impairment charge, net income tax charge and currency translation adjustments. Q1 2005 1.08 2006 1.8 Adjusted diluted net EPS1 ($) 1.79 (e) = estimate Q2/06 Q2/05 Key differences year-over-year: Higher deliveries for nickel and copper and higher realized selling prices for nickel, copper and PGMs, partially offset by stronger Canadian dollar and higher energy costs Q1 2005 1.08 2006 1.8 Adjusted net earnings1 ($ millions) 400 Q2/06 Q2/05 241

Not included in Q2/06 results was the sale of 33,000 tonnes of Voisey's Bay copper concentrate scheduled to be shipped at the end of June, but was not moved until early July. If planned sales were included in results for Q2/06 net earnings would have increased by $0.08 per share diluted and nickel unit cash cost of sales, after by-product credits would have been reduced by $0.29 a pound

What's the difference between adjusted and Canadian GAAP net earnings? Adjusted net earnings $ 400 $ 2.04* Net income tax benefits 121 0.62 Unrealized gains on currency derivative contracts 39 0.20 Currency translation adjustments (64) (0.33) Goro disruption costs (15) (0.08) Take-over related costs (9) (0.05) Canadian GAAP net earnings $ 472 $ 2.40 Millions Per Share * Basic EPS

Inco-source and tolled nickel deliveries up 14%, comparable Inco premium and higher LME cash nickel price Q2/05 Q2/06 East 7.44 9.09 West 38.6 North 46.9 Q2/05 Q2/06 6 East 123 135 West North 46.9 Nickel LME $ per pound Q2/05 Q2/06 Nickel premium $ per pound Q2/05 Q2/06 East 0.08 0.08 West 38.6 North 46.9 0.08 0.08 Inco-source and tolled nickel deliveries (millions of pounds) Tolled - 6 140 14% 22%

2006 - over one year ($) Nickel 0.10/lb ? ? ? 0.14 0.12 Copper 0.10/lb ? ? ? 0.08 0.07 Palladium 50/oz ? ? ? 0.03 0.03 Platinum 50/oz ? ? ? 0.03 0.02 Cobalt 1.00/lb ? ? ? 0.01 0.01 Cdn$-US$* 0.01 ? ? ? 0.06 0.05 Oil 1.00/bbl ? ? ? 0.007 0.006 Natural gas 0.10/MM BTU ? ? ? 0.002 0.002 Basic EPS effect** * $0.05 operating impact, or $0.03 per pound of nickel produced **using 198 million shares ***using 225 million shares Our results are strongly leveraged to nickel and copper and currencies Diluted EPS effect***

We have no copper hedges in place for H2/06 - should lead to lower costs Q1/05 Q1/05 East 1.54 1.56 West 38.6 North 46.9 Copper LME $ per pound Q1/06 Q1/06 East 3.29 3.26 West 38.6 North 46.9 Q2/05 Q2/06 Realized copper prices $ per pound

Commodity hedge positions for 2006 at June 30, 2006 Natural gas hedges - 16% of 2006 usage at $6.90/MMBTU

Income taxes Q2/06 adjusted effective tax rate: 37% 2006(e) adjusted effective tax rate: 34% - 70-80% current - 20-30% deferred

We are comfortable with current 2006 analysts' consensus diluted adjusted EPS estimate* * Average of 16 sell-side analysts' estimates at July 18, 2006 First Call: $5.34 a share

Current 2006 analysts' consensus commodity price assumptions and a CDN$0.85 Nickel* $ 7.62/lb Copper* 2.58/lb Palladium** 284.00/oz Platinum** 984.00/oz CDN$/US$ 0.85 * First Call average of 21 sell-side analysts' estimates at July 18, 2006 ** London Bullion Market Association (LBMA) average of 19-20 analysts' estimates at January 2006 "Our policy continues to be that we do not publicly predict or forecast future nickel prices"

At year-to-date nickel price of $8.12/lb and copper price of $2.79/lb, our 2006 EPS would be over $6.05 per share. Nickel is currently trading at about $12.70/lb and copper at $3.65/lb

We have the financial strength needed to continue to grow * Substantial portion of convertible debt treated as equity Cash Position ($ millions) Debt-to-capitalization ratio Cash flow from Operations, before changes in working capital ($ millions) 1st Qtr 1076 958 690 04 05 958 1,076 Q2/06 1st Qtr 30 28 25 04 30%* 28%* 05 1st Qtr 1210 1187 885 582 04 1,210 1,187 Q2/06 05 Q2/06 25%* H1/06

Cash flow should remain strong in 2006 ? $0.10/lb in LME cash nickel price ? ? $27 million in after-tax cash flow ? $0.10/lb in LME cash copper price based on H2/06 deliveries ? ? $12 million in after-tax cash flow 225 million diluted shares * Using First Call 2006 consensus nickel price of $7.62/lb, copper price of $2.58/lb, 575 million pounds of nickel production, $2-$2.05 cash costs and a Cdn$0.85 ** Using 2006 guidance and year-to-date commodity prices: $8.12/lb nickel, $2.79/lb copper, $1,122/oz platinum and $318/oz palladium '03 '04 '05 06(e) 06(e) East 531 1210 1187 1800 1955 West North Cash flow from operations, before changes in working capital ($ millions) "Our policy continues to be that we do not publicly predict or forecast future nickel prices"

Capital expenditures ($ millions) *At $0.85 CDN Voisey's Bay Depreciation, and amortization Environmental Capex 07(e) 510 365 145 Amortization of Voisey's Bay purchase price** Goro Sustaining Capex 1,820* New Mines Development, PT Inco and Other Expansion 1,170 Discretionary Capex ** 2006 total Voisey's Bay amortization of purchase price including amount in inventory expected to be $145 million in 2006 50 120 368 315 67 391 344 1140 140 55 '05 '06(e) 06 365 90** 455 Q2/05 Q2/06 East 102 60 West 12 56 North 103 21 62 206 12 56 102 103 62 60 21 206 279 343

Inco's net capex funding requirements* 2006 - 2010 (millions of dollars) Goro** (after Girardin Act tax investor financing and with 21% partner, with Oct/04 restart) Voisey's Bay*** (after $100 million government support) Sustaining Capex Total 06-10 Total 941 590 1,205 4,175 * At $0.85 CDN-US exchange rate for 06, $0.77 for 07, $0.79 for 08, $0.79 for 09 and $0.78 for 10; excludes capitalized interest ** See assumptions for Goro project *** Reflects Phase 1 and Phase 2 capital 06 792 149 07 55 44 315 311 1,472 902 - 08 5 212 535 - 09 177 162 541 Environmental Capex 281 120 111 31 9 - 10 309 205 725 PT Inco expansion 244 57 109 75 3 - 10 New Mines Development and other Expansion related expenditures 659 83 113 109 162 192 Discretionary Capex 255 50 65 103 28 9

Mark Cutifani President, North America & Europe

Our second quarter 2006 nickel unit cash cost of sales, after by-product credits, were $2.08 per pound Q2/05 nickel unit cash cost, after by-product credits $ 2.81 Plus/(minus): Higher Canadian $ 0.30 Increased energy costs 0.12 Greater spending for supplies 0.11 Favourable impact of higher production (0.21) Higher by-product credits (1.01) Lower cost for external feed (0.08) Other 0.04 Q2/06 nickel unit cash cost, after by-product credits* $ 2.08 Q2/06 nickel unit cash cost, after by-product credits for processing own mine production $ 1.55 * Excludes material tolled through OMG

Nickel unit cash cost of sales, net of by-product credits ($ per pound) Q2/05 05 Q2/06 H1/06 H2/06(e) 06(e) East 2.81 2.65 2.08 2.33 1.5 2 West North 2.65 2.00-2.05** Inco mine source ore 2.08 2.81 Q2/05 05 Q2/06 06(e) East 2.2 2.15 1.55 1.7 West North 2.15 1.70-1.75** 1.55 2.20 Total unit cost, including external feed 1.50-1.55* 2.33 * Using $3 a pound copper ** Using consensus commodity price assumptions Every $0.10 a pound increase in the price of copper reduces our H2/06 cash costs by $0.07 a pound

Q2/06 nickel production was 26% greater than Q2/05 due to higher production at Sudbury and increased finished nickel from PT Inco sourced production and the tolled production (millions of pounds) (e) Estimated (a) Actual Q2/06 140-145(e) 140(a) 39 31 64 Ontario PT Inco Manitoba 111(a) 36 31 44 Q2/05 Tolled material and other 6

Voisey's Bay source material, very good performance at our refineries and a lack of maintenance shutdown resulted in a 45% production increase in Ontario - 2006 should be best output in Sudbury in 25 years Q1/05 Q1/06 2005 2006(e) Inco Mine-source 44 64 External Feed 180 195 Voisey's Bay 36 20 43 43 64 44 258 216 Q2/05 Q2/06 2005 2006(e) Voisey's Bay feed External feed Mine feed 45% 15% Ontario nickel production (millions of pounds) Three-week maintenance shutdown currently underway - work is progressing to schedule

Increased production during Q2/06 at PT Inco Q1/05 Q1/06 2005 2006(e) Inco Mine-source 36 39 164 159 External Feed Voisey's Bay 39 36 158-159 Q2/05 Q2/06 2005 2006(e) PT Inco nickel production (millions of pounds) 164 Fire in transformer of one of four furnaces during Q2 Covered by insurance Will not be able to recover 8-9 million of lost production in H2/06

Continue to work with Indonesian government to complete amendments to forestry permit Once received, expect to begin major construction of third hydroelectric power facility to allow us to increase PT Inco's nameplate capacity to 200 million pounds by 2009 Karebbe dam site

Manitoba's Q1/06 production was in line with Q1/05; no maintenance shutdown planned in 2006 Q1/05 Q1/06 2005 2006(e) Inco Mine-source 29 29 External Feed 81 70 Voisey's Bay 26 10 40 40 31 32 120 107 Q2/05 Q2/06 2005 2006(e) Voisey's Bay feed External feed Mine feed 12% Manitoba nickel production (millions of pounds) Gone to a single furnace

We produced 30 million pounds of nickel in concentrate at Voisey's Bay during the quarter Q1/06 2006(e) 2006(e) Inco Mine-source 30 120 External Feed 40 Voisey's Bay 43 83 120 30 Q2/06 2006(e) 2006(e) Ontario Manitoba Voisey's Bay nickel in concentrate production (millions of pounds) Finished production from Voisey's Bay feed (millions of pounds)

Voisey's Bay should bring lower cash costs of sales, higher production and higher cash flow for Inco in H2/06 Nickel Copper H1/06(e) H2/06(e) East 275 300 West 155 185 275 300 155 185 Voisey's Bay Copper Concentrate * Includes 30 million pounds of finished nickel which is toll smelted and refined for Inco by third parties 2006 nickel and copper production (millions of pounds)

2006 PGM production (thousands of ounces) H1/06(e) H2/06(e) East 173 227 With mine sequencing, 57% of PGMs will be produced during H2/06, having a positive impact on cash costs

Our 2006 production forecast remains at 575 million pounds of nickel PT Inco Manitoba Ontario Voisey's Bay Q3/06(e) 2006(e) OMG 15 38 EX 30 MD 70 PTI 130 159 OD 195 VB 83 Goro 0 575 Source OMG Toll 135-140 External feed

Copper production (millions of pounds) Q1/05 67(a) Q2/06 85(e) 77(a) 2006(e) 340 Q3/06 76*(e) (e) Estimated (a) Actual 20 65 255 Voisey's Bay Concentrate Refined Copper Anodes * Includes 17 million pounds of copper in Voisey's Bay concentrate

PGM production (thousands of ounces) Palladium Platinum Other* Q2/05 Q2/06 85(e) 84(a) *Other includes rhodium, ruthenium and iridium (e) Estimated (a) Actual 135(a) 400(e) 2006 Q3/06 Q4/06 80(e) 147(e)

Peter Goudie Executive Vice-President, Marketing

LME nickel prices have risen sharply while LME nickel stocks have fallen sharply cash stocks 4/3/2006 15655 31782 4/4/2006 15600 31668 4/5/2006 16325 31170 4/6/2006 16725 30414 4/7/2006 16655 29430 4/10/2006 17160 28896 4/11/2006 17375 28728 4/12/2006 17715 28686 4/13/2006 17875 28218 4/18/2006 18600 28596 4/19/2006 18210 28416 4/20/2006 18550 28254 4/21/2006 19155 28092 4/24/2006 19400 27948 4/25/2006 20000 27678 4/26/2006 20155 27174 4/27/2006 19255 26994 4/28/2006 18550 26928 5/2/2006 19395 26766 5/3/2006 18805 25854 5/4/2006 19490 25560 5/5/2006 19950 25218 5/8/2006 19200 24906 5/9/2006 20050 24558 5/10/2006 20555 23964 5/11/2006 21750 23424 5/12/2006 22300 22986 5/15/2006 20600 22608 5/16/2006 20500 22062 5/17/2006 20850 21450 5/18/2006 21230 20982 5/19/2006 21075 20346 5/22/2006 21300 19368 5/23/2006 21485 18948 5/24/2006 22550 18678 5/25/2006 22700 18432 5/26/2006 22705 18276 5/30/2006 23030 18186 5/31/2006 23100 17898 6/1/2006 22295 17364 6/2/2006 21900 17070 6/5/2006 22000 17346 6/6/2006 21675 17304 6/7/2006 21630 17448 6/8/2006 21600 17226 6/9/2006 20555 16980 6/12/2006 20900 16752 6/13/2006 18600 15978 6/14/2006 19000 15840 6/15/2006 19000 16164 6/16/2006 19650 15510 6/19/2006 19440 15108 6/20/2006 19800 13872 6/21/2006 20180 13188 6/22/2006 20755 12588 6/23/2006 20295 11838 6/26/2006 20650 11142 6/27/2006 20855 10350 6/28/2006 21350 10548 6/29/2006 22195 10422 6/30/2006 22275 9990 7/3/2006 22690 9402 7/4/2006 23295 9258 7/5/2006 24000 9666 7/6/2006 24200 9462 7/7/2006 25505 8904 7/10/2006 25955 8418 7/11/2006 27645 8244 7/12/2006 29600 7674 7/13/2006 28795 6582 7/14/2006 29000 6462 7/17/2006 29850 6918 7/18/2006 28100 LME Stocks (tonnes) LME Cash ($/ tonne) ($6.80/lb) ($5.90/lb) ($7.71/lb) ($8.62/lb) ($9.53/lb) ($10.43/lb) ($11.34/lb) ($12.25/lb) ($13.15/lb) ($14.06/lb) June 22 Conference Call

date dollars/mt 1/2/2002 145 1/3/2002 125 1/4/2002 105 1/5/2002 75 1/8/2002 80 1/9/2002 115 1/10/2002 90 1/11/2002 100 1/12/2002 75 1/15/2002 100 1/16/2002 145 1/17/2002 125 1/18/2002 135 1/19/2002 150 1/22/2002 190 1/23/2002 140 1/24/2002 140 1/25/2002 125 1/26/2002 115 1/29/2002 140 1/30/2002 100 1/31/2002 145 2/1/2002 160 2/2/2002 100 2/5/2002 120 2/6/2002 125 2/7/2002 265 2/8/2002 155 2/9/2002 90 2/12/2002 165 2/13/2002 130 2/14/2002 110 2/15/2002 50 2/16/2002 125 2/19/2002 130 2/20/2002 200 2/21/2002 130 2/22/2002 135 2/23/2002 150 2/26/2002 100 2/27/2002 100 2/28/2002 140 3/1/2002 120 3/2/2002 100 3/5/2002 -65 3/6/2002 -10 3/7/2002 5 3/8/2002 70 3/9/2002 120 3/12/2002 95 3/13/2002 130 3/14/2002 120 3/15/2002 30 3/16/2002 75 3/19/2002 50 3/20/2002 70 3/21/2002 -20 3/22/2002 95 3/23/2002 15 3/26/2002 75 3/27/2002 60 3/28/2002 85 3/29/2002 90 3/30/2002 90 4/2/2002 100 4/3/2002 55 4/4/2002 150 4/5/2002 75 4/6/2002 95 4/9/2002 150 4/10/2002 125 4/11/2002 145 4/12/2002 25 4/17/2002 -350 4/18/2002 140 4/19/2002 180 4/20/2002 -5 4/23/2002 -100 4/24/2002 -275 4/25/2002 -330 4/26/2002 -130 4/27/2002 -50 5/1/2002 -145 5/2/2002 50 5/3/2002 -130 5/4/2002 -100 5/7/2002 -225 5/8/2002 -275 5/9/2002 -355 5/10/2002 -650 5/11/2002 -400 5/14/2002 -300 5/15/2002 -50 5/16/2002 -200 5/17/2002 -430 5/18/2002 -375 5/21/2002 -500 5/22/2002 -460 5/23/2002 -550 LME nickel price 3 Month minus Cash 2006 year-to-date July 18 LME nickel has been in increasing backwardation over last few months to near record levels, further evidence of market tightness $/tonne

Top ten: Why Inco expects the second half of 2006 will be strong June 2005 June 2005 June 2006 1. Industrial production leading indicator 1. Industrial production leading indicator Falling Falling Rising 2. Stainless steel inventories 2. Stainless steel inventories Rising Rising Below normal 3. Stainless steel prices 3. Stainless steel prices Falling Falling Rising 4. Stainless steel order books 4. Stainless steel order books Low and weakening Low and weakening Strong, booked past Q3 5. Stainless steel production 5. Stainless steel production Production cuts Production cuts Production increases 6. Scrap prices 6. Scrap prices 87-92% of LME 87-92% of LME Up to 99% of LME 7. LME & Producer nickel inventories 7. LME & Producer nickel inventories 3.7 weeks and rising 3.7 weeks and rising 4.1 weeks and falling 8. Nickel premiums 8. Nickel premiums Weakening Weakening Rising 9. Non-stainless steel demand 9. Non-stainless steel demand Strong Strong Strong 10. Nickel supply 10. Nickel supply Meeting demand Meeting demand Struggling to meet demand Source: Inco Limited, CRU

Inventories ratio 1/4/2006 668.7 3.59 2/4/2006 659.6 3.86 3/4/2006 656.3 3.46 4/4/2006 675.7 4.1 5/4/2006 690.6 4.44 6/4/2006 694.7 3.82 7/4/2006 688.2 3.87 8/4/2006 697.7 3.86 9/4/2006 720.5 4.3 10/4/2006 745.6 4.74 11/4/2006 756.1 4.61 12/4/2006 772.81 4.97 1/5/2006 800.61 4.94 2/5/2006 793.31 4.99 3/5/2006 800.11 4.48 4/5/2006 798.01 4.82 5/5/2006 790.51 4.95 6/5/2006 779.51 4.44 7/5/2006 778.91 5.34 8/5/2006 756.6 4.62 9/5/2006 736.1 4.38 10/5/2006 724.7 4.44 11/5/2006 698.7 4.84 12/5/2006 691.3 4.91 1/6/2006 681.2 4.06 2/6/2006 673 4.03 3/6/2006 662.6 3.45 4/6/2006 665.5 3.93 5/6/2006 666.8 3.26 Inventory 000' tonnes US Service Centre stainless inventories1 versus ratio US stainless service centre inventories are well below their 2005 peaks, inventory shipment ratio in May - at 3.26 is lowest since 1998 2004 2005 Source: 1. Metals Service Center Institute (MSCI) 2006 Inventory/ Shipment ratio

Stainless steel forecast production increased, higher austenitic ratio, lower scrap ratio * Includes Chinese private mills ** Nickel-containing stainless Scrap ratio falls, as production increases World Total (000s of tonnes) 2004 2005 2006(f) Stainless Steel Production* 24,613 24,335 26,798 (% Change) 8.4% -1.1% 10.1% Austenitic Ratio** 76.7% 74.8% 76.6% Scrap Ratio 47.8% 49.4% 47.2% Primary Nickel 797 728 861 Nickel in Scrap 731 711 771 18% increase Scrap growth of 9% Moving higher China* up 1,300kt Western world up 1,000kt Forecast raised in line with stronger market conditions

World nickel supply/demand balance All figures in 000s of tonnes Our 2006 forecast deficit cannot be much larger as all nickel will be utilized; prices will have to stay high to keep demand in line with supply Source: Inco Limited

Consumers continue to ask for nickel that the industry has difficulty supplying

Scott M. Hand Chairman and Chief Executive Officer

Conclusion Met or exceeded Q2/06 targets for nickel and PGM production and price premiums Construction back to normal at Goro - revised capex and schedule in September or October Fundamentals of nickel are very strong - "stainless" hot Financial position strong and cash generation impressive Great future with 3-way combination with Phelps Dodge and Falconbridge Leader in nickel Largest publically traded copper company Resources to grow and deliver value

Supplemental

Q2/06: $4.21/lb 2006*(e): $3.94/lb Earnings breakeven, on LME cash nickel basis * Primarily due to impact of increased depreciation and higher interest expense in 2006